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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 2 8 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33478

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LifeMark Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 West Metro Park
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vincent Micciche	585-424-5672 x 110	vmicciche@lifemark.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG+Partners, CPA's PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop Street	Rochester	New York	14607
(Address)	(City)	(State)	(Zip Code)

07/13/2010	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Subscribed and Sworn to before me this 24th day of February, 2025
By: Vincent Micciche

NOTARY PUBLIC

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LifeMark Securities Corp., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jacob C Humberstone
Notary Public, State of New York
Monroe County Reg #01HU0029738
Commission Expires 10/10/2028

Signature:

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LIFEMARK SECURITIES CORP.
FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2024

LIFEMARK SECURITIES CORP.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of LifeMark Securities Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LifeMark Securities Corp. as of December 31, 2024, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LifeMark Securities Corp. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LifeMark Securities Corp.'s management. Our responsibility is to express an opinion on LifeMark Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LifeMark Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of LifeMark Securities Corp.'s financial statements. The supplemental information is the responsibility of LifeMark Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs PLLC

We have served as LifeMark Securities Corp.'s auditor since 2016.

Rochester, New York

February 21, 2025

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

LifeMark Securities Corp.
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	1,173,577
Commissions receivable		737,110
Accounts receivable from registered representatives, net of allowance for expected credit losses		212,124
Officer loan receivable		2,735
Property and equipment, net		19,823
Restricted deposits		82,337
Prepaid Expenses		190,998
Deferred tax asset		97,636
Cash value officers life insurance		135,640
Total Assets	$	2,651,980
Liabilities and Shareholders' Equity		
Liabilities		
Commissions payable	$	832,498
Accounts payable and accrued expenses		728,468
Income taxes payable		13,000
Accrued payroll and benefits		26,653
Total Liabilities		1,600,619
Shareholders' Equity		
Common stock, no par value; 1000 shares authorized, 300 shares issued and 300 shares outstanding		-
Retained earnings		1,051,361
Total Shareholders' Equity		1,051,361
Total Liabilities and Shareholders' Equity	$	2,651,980

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Operations
December 31, 2024

Revenue	
Commission income	$ 12,534,543
Financial planning and managed accounts	3,713,443
Interest income	50,973
Late fees	5,691
Total Revenue	16,304,650
Expenses	
Commission expense	13,181,186
Payroll, payroll taxes, and employee benefits	2,041,912
Other operating expenses	195,897
Professional fees	92,653
Recruitment fees	10,000
Occupancy expenses	45,878
Technology	249,344
Expected credit losses	264,888
Broker support expenses	118,499
Interest expense	5,396
Total expenses	16,205,652
Income before income taxes	98,998
Provision for income taxes - Current	(22,194)
Deferred tax expense	(20,700)
Net Income	$ 56,104

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Changes in Shareholders' Equity
December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance December 31, 2023	$ -	$ -	$ 995,257	$ -	$ 995,257
Net income	-	-	56,104	-	56,104
Balance December 31, 2024	$ -	$ -	$ 1,051,361	$ -	$ 1,051,361

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Cash Flows
December 31, 2024

Cash Flows from Operating Activities:	
Net income	$ 56,104
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	11,715
Expected credit losses	264,888
Decrease (increase) in commissions receivable	(50,227)
Decrease (increase) in accounts receivable	(419,058)
Decrease (increase) in prepaid expenses	17,380
Decrease (increase) in cash surrender value of life insurance	(8,121)
Decrease (increase) in deferred tax asset	20,700
Increase (decrease) in commissions payable	(137,765)
Increase (decrease) in accounts payable and accrued expenses	416,758
Increase (decrease) in income taxes payable	7,361
Increase (decrease) in accrued payroll and benefits	15,959
Total Adjustments	139,590
Net Cash Provided By (Used) in Operating Activities	195,694
Cash Flows from Investing Activities:	
Acquisition of Property and Equipment	(11,261)
Net Cash Used in Investing Activities	(11,261)
Net Change in Cash, Cash Equivalents, and Restricted Deposits	184,433
Cash, Cash Equivalents, and Restricted Deposits- Beginning of Year	1,071,482
Cash, Cash Equivalents, and Restricted Deposits - End of Year	$ 1,255,915
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Income Taxes	$ 9,195
Cash Paid During the Year for Interest	$ 5,397

See accompanying notes to financial statements

LIFEMARK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1. THE COMPANY

LifeMark Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in fifty states. The Company is an "introducing broker" and primarily earns commissions by selling financial instruments to retail and institutional customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commissions Receivable – The Company has commission receivables that arise from the buying and selling of financial instruments for its clients. The Company follows ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company's commissions receivable balance was $686,883 as of December 31, 2023, and $737,110 as of December 31, 2024

Under ASU 2016-13, the Company estimates its expected credit losses and allowance using a method based on the aging of its current commissions receivable, the Company does not expect to incur any credit losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Accounts Receivable - Accounts receivable consists of reimbursable expenses due from brokers and registered representatives and are secured by commissions earned by representatives, and ultimately by agreements with the representatives' Office of Supervisory Jurisdiction. Accounts receivable are periodically reviewed to determine if any accounts receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off as a bad debt expense. Management recorded an allowance for credit losses in the amount of $269,692 as of December 31, 2024.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company pays taxes on its income at the rates in effect for Corporations in the respective taxing jurisdictions. The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2024. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Revenue Recognition – The Company adopted the provisions ASU 2014-09 on January 1, 2018 using the modified retrospective approach. This standard does not have a material impact on the timing or amounts of the Company's revenue recognition, but impacts the disclosures within the notes to the financial statements.

Commission Revenues: The Company has two types of commission revenue – sales based commissions and trailing (residual) commissions. Sales based commissions occur when clients trade securities or purchase various types of investment products. This type of trading revenue is recognized when the performance obligation (purchase or sale of an investment or security) occurs at a specific point in time (the trade). Trailing commissions are recurring in nature and are earned based on the market value of the holdings in the eligible assets and, as such, are recognized over a period in time. The Company earns trailing revenue primarily on mutual fund and variable annuity holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Advisory Revenues:

Advisory revenues represent fees the Company charges on client assets managed by third party asset managers. Advisory fees are charged to clients either monthly or quarterly, based on the Advisor's pay scale, and due to the Company at either the beginning or the end of the period. Fees for funds added or removed during the period are billed to the client on a pro-rata basis, and due to the Company based on the dates. Advisory fees are charged on a tier-based scheme and range from .5% to 1.5% of eligible assets. Advisory fees are recurring in nature as the underlying performance obligation is satisfied over time.

Interest Income:

Interest Income is earned from client margin accounts and cash equivalents and changes with the respective change in those underlying assets. Interest is recognized over the period on which those assets are invested.

Financial planning Revenue:

The Company earns revenue for providing financial plans to its clients. Fees are charged either on a fixed fee or hourly basis, and are earned when the financial plans are completed and delivered to clients. These fees may be collected at any time during the planning process. The impact of any unearned revenue is immaterial to these financial statements, and, as such no deferred financial planning revenue has been recorded.

The following table presents revenue disaggregated by component for the year ended December 31, 2024:

Managed Accounts	$ 3,654,880
Financial Planning	58,563
Sales Based Commission	6,814,518
Trails/12B1 Fee Commission	5,720,025
Interest	50,973
Late Fees	5,691
Total	$ 16,304,650

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Restricted Deposits – The Company has a restricted deposit with its clearing broker. The deposit has no encumbrances and earns yearly interest. The deposit is refundable when the Company ceases doing business with the clearing company.

Cash, Cash Equivalents and Restricted Deposits – The following table represents Cash, Cash Equivalents and Restricted Deposits disaggregated by component for the year ended December 31, 2024 per the Statement of Cash Flows

Cash and Cash Equivalents	$ 1,173,577
Restricted Deposits	$ 82,337
Total	$ 1,255,914

3. REPORTABLE BUSINESS SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment sales, investment advisory, and financial planning. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. REPORTABLE BUSINESS SEGMENT (CONT'D)

The following table presents the segment revenue and significant expenses for the year ended December 31, 2024.

Revenue from operations	$ 16,247,931
Late fee income	5,691
Interest income	50,973
Total revenue from external Customers (Note 2)	16,304,595
Less:	
Commission expense	13,181,187
Payroll taxes and employee benefits	2,045,190
Bad debt expense	264,888
Technology	249,344
Other operating expenses	183,689
Membership fees	108,871
Professional fees	102,653
Occupancy expense	75,663
Income tax expense	39,616
Interest and late fee expenses	5,397
Registered representative charges and billings	(8,005)
Total expenses	16,248,492
Segment and Company Net income	$ 56,104

Other expenses include depreciation and amortization, regulatory expenses, legal and audit expenses and certain related party expenses.

3. REPORTABLE BUSINESS SEGMENT (CONT'D)

The following table presents the other required segment disclosures for the year ended December 31, 2024:

Revenue from operations	$ 16,247,931
Late fee income	5,691
Interest income	50,973
Total revenue from external Customers (Note 2)	16,304,595
Interest expense	5,397
Depreciation	11,715
Bad debt expense	264,888
Segment assets	2,651,980
Expenditures for segment assets	16,205,652

4. FAIR VALUE

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

4. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements. The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, commission receivable, cash value of officers life insurance, accounts receivable, and accounts and commissions payable. The tiers of the hierarchy are as follows:

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include cash value of life insurance, non-exchange-traded derivatives, and interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

At December 31, 2024, cash, commission receivable, accounts receivable, commission payable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value. As such, these financial instruments are classified as Level 1 inputs and are reported separately on the Statement of Financial Condition.

4. FAIR VALUE (CONT'D)

Cash surrender value of life insurance is classified as a Level 2 input. The value was determined by the underwriting insurance company's valuation models, which take into account the passage of time, mortality tables, interest rates, cash values for paid-up additions and dividend accumulations. The cash surrender value represents the guaranteed value the Company would receive upon surrender of these policies held on key employees as of December 31, 2024. The cash surrender value of life insurance amounts to $135,640 and is included in assets on the Statement of Financial Condition.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2024:

Computers	$ 217,772
Furniture and Fixtures	18,422
Equipment	20,126
	256,320
Less: Accumulated depreciation	(236,497)
	$ 19,823

Depreciation expense amounted to $11,715 for the year ended December 31, 2024.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $ 464,214 which was $ 357,506 in excess of its required net capital of $ 106,708 and a ratio of aggregate indebtedness to net capital of 3.45 to 1.

7. INCOME TAX MATTERS

The Company tax provisions for 2024 consisted of the following:

Federal	$ (42)
State	22,236
Deferred Taxes	20,700
	$ 42,894

The Company has recorded a deferred tax asset which is comprised as follows:

Estimated tax benefit for losses carried forward in the amount of $381,439	$ 102,989
Estimated tax liability for excess book over tax basis of fixed assets	(5,353)
Deferred tax benefit	$ 97,636

A reconciliation of the expected income tax to the actual taxes is as follows:

Expected federal taxes	$ 20,101
State Income Taxes	21,468
Other	1,325
Actual Taxes	$ 42,894

8. BENEFIT PLAN

The Company has a salary reduction plan pursuant to section 401(k) of the Internal Revenue Code that covers all eligible employees. Employees are eligible for participation in the plan after completion of six months of service and attainment of age twenty-one. Under the terms of the plan, the Company makes matching contributions equal to a percentage of compensation the participant contributes up to 3%. After 3% the Company will contribute .5% for every 1% of total salary up to a maximum employer match of 4%. Employer contributions to the plan for the year ended December 31, 2024 was $ 58,672.

9. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from selling financial instruments. Commissions are normally received within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company believes it is not exposed to any significant credit risk or losses in excess of those recognized in these financial statements, with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

10. COMMITMENTS

The Company leases its office facility from an entity in which two of the Company's shareholders are members. The Company's new office lease is for a 12-month period which ended February 2025 and was extended an additional 12 months through February 2026. The current annual rent is $41,288 which is payable in monthly installments, plus utilities. Rent expense under this lease for the year ended December 31, 2024 was $41,288. There was approximately $3,800 owed to the related entity December 31, 2024.

The Company adheres to (ASU 2016-02, Leases (Lease Topic 842) and has elected the following Practical Expedients for the year ended 2024:

1.) The Company will not capitalize its short-term leases, as it is not necessary under (ASU 2016-02, Leases (Lease topic 842)
2.) The Company's long-term lease is considered immaterial and will not be capitalized.

11. CURRENT EXPECTED CREDIT LOSSES

The Company adheres to Accounting Standards Update ("ASU") 2016-13, "Financial Instruments – Credit Losses (Topic 326): measurements of Credit Losses on Financial Instruments". The ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model. The CECL model utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaced the multiple existing impairment methods in current GAAP, which generally required that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g. cash and cash equivalents and receivables), the Company has concluded that there are deminimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

12. LITIGATION

In 2022 through 2024, the Company was named in nineteen (19) Financial Industry Regulatory Authority (FINRA) arbitrations proceedings related to an alternative investment offered by GWG Holdings, Inc., which filed for Chapter 11 bankruptcy on April 20, 2022. As of December 31, 2024, the Company has settled ten of these claims, for a total of $453,750. The Company is receiving reimbursements from registered representatives to indemnify the Company for legal expenses resulting from these claims. Additionally, the Company has accrued a contingent liability for the remaining nine arbitrations in the amount of $501,252

13. RELATED PARTY TRANSACTIONS

Officer Loan Receivable -

The Company makes periodic short-term advances to the officers of the Corporation. These advances are short term in nature, do not bear interest, and have no repayment schedule. As of December 31, 2024, the balance owed under these notes was $2,735.

Commission Payable to a Shareholder -

A shareholder is also a registered representative. At December 31, 2024, commissions in the amount of $200,000 were owed to the shareholder/representative, and were included in the commissions payable balance.

14. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, which is the date the financial statements were available for issue.

15. SEC SANCTION

In 2024, the Company agreed to, and paid, a fine to the Securities and Exchange Commission in the amount of $90,115. In an effort to limit any further legal expenses and business disruption caused by what was already a two and half year SEC investigation, the Company entered an agreement with the SEC to their findings that between 2020 and August 2022, a sole representative recommended a bond to five retail customers without being able to adequately articulate the redemption terms of the bond. Therefore, the Company, acting through its registered representative breached its fiduciary duty to these five customers by failing to comply with SEA Rule 15L-1(A)(2)(II), otherwise known as the "Best Interests Obligation". The fine and all related charges were fully expensed in 2023 and 2024.

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

1.	Total ownership equity from Statement of Financial Condition	$ 1,051,361
2.	Deduct: Ownership equity not allowable for net capital	
3.	Total ownership equity qualified for net capital	1,051,361
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	1,051,361
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(587,147)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	464,214
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 464,214

Continued on next page

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 106,708
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 106,708
14.	Excess net capital (line 10 less line 13)	$ 357,506
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 304,152

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 1,600,619
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 1,600,619
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	345%

Reconciliation of Company net capital to audited net capital

There were no differences between this computation of net capital and the corresponding computation prepared by LifeMark Securities Corp. on their unaudited Part IIA FOCUS report as of the same date

Net Capital per FOCUS	$ 464,214
Net Capital per audit	$ 464,214

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of LifeMark Securities Corp.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LifeMark Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which LifeMark Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (exemption provision) and (2) LifeMark Securities Corp. stated that LifeMark Securities Corp. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LifeMark Securities Corp.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LifeMark Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

RDG+Partners CPAs PLLC

Rochester, New York

February 21, 2025

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

LIFEMARK SECURITIES CORP.
REPORT OF EXEMPTION CLAIMED UNDER C.F.R. SEC. 240.15c3-3(k)
DECEMBER 31, 2024

Lifemark Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R Sc.240.17 a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Sc. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from 17 C.F.R Sc 240.15c3-3 under the following Provisions of 17 C.F.R. Sc 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R Sc. 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business Activities contemplate by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Sc. 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Lifemark Securities Corp.

I Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Financial Officer.

December 31, 2024

LIFEMARK SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of LifeMark Securities Corp.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of LifeMark Securities Corp. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purposes of assistance you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of LifeMark Securities Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG+Partners CPAs PLLC

Rochester, New York
February 21, 2025

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.1rdg.com

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
LIFEMARK SECURITIES INC	8-33478

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 16,304,650.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 16,304,650.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 12,396,996.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 5,746.00	
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 12,402,742.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 3,901,908.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 5,852.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 2,631.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 2,631.00		
	d	Add lines 11a through 11c		$ 2,631.00	
12		**LESSER** of line 10 or 11d.			$ 2,631.00
13	a	Amount from line 8		$ 5,852.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 2,631.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,221.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,221.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-33478	DEA: FINRA	2024	Dec

MEMBER NAME LIFEMARK SECURITIES INC
MAILING ADDRESS 400 WEST METRO PARK
ROCHESTER, NY 14623
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

LIFEMARK SECURITIES INC	Joe Polizzi
(Name of SIPC Member)	(Authorized Signatory)
2/13/2025	jpolizzi@lifemark.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.